UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Ecosphere Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27922X105

(CUSIP Number)

William O. Brisben

23 N. Beach Road

Jupiter Island, FL 33455

Telephone: (513) 607-1990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27922X105	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William O. Brisben
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,921,472
		8	SHARED VOTING POWER 89,362,499 (1)
		9	SOLE DISPOSITIVE POWER 4,921,472
		10	SHARED DISPOSITIVE POWER 89,362,499 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,283,971
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.9% (2)
14	TYPE OF REPORTING PERSON* IN

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(1)

Represents the following securities held by Brisben Water Solutions, LLC of which William O. Brisben is manager: 59,762,499 warrants and 29,600,000 shares of common stock issuable upon conversion of principal under convertible promissory notes of the issuer. Excludes additional shares issuable upon conversion of accrued interest.

(2)

Based upon 166,103,677 shares reported as outstanding as of May 20, 2016 in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 23, 2016.

CUSIP No. 27922X105	13D	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Ecosphere Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3515 SE Lionel Terrace, Stuart, Florida 34997.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed on behalf of William O. Brisben (the “Filing Person”).

(b)	The Filing Person’s principal business address is 23 N. Beach Road, Jupiter Island, FL 33455.

(c)	The Filing Person’s present principal occupation is investing and owning apartment buildings.

(d)	During the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Filing Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The securities reported as beneficially owned in this Schedule 13D were purchased using the personal funds of the Reporting Person.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The Filing Person acquired all securities of the Issuer presently owned for investment purposes.

Depending on market conditions, the Filing Person may dispose of (subject to Section 16(b) of the Securities Exchange Act of 1934) or acquire additional shares of the Issuer. The Filing Person expects to consider and evaluate on an ongoing basis all options with respect to his investment in the Issuer.

The Filing Person may, at any time or from time to time, formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Filing Person in light of his general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors. The Filing Person may change any of his plans or proposals at any time or from time to time, and may take any actions he deems appropriate with respect to his investment. Subject to market conditions, the Filing Person’s general investment policies and other factors, the Filing Person may continue to hold some or all of his ownership in the Issuer or may, at any time or from time to time, subject to Section 16(b) of the Securities Exchange Act of 1934, decrease his ownership interest in the Issuer (including by way of open market or privately negotiated transactions). There can be no assurance as to when, over what period of time, or to what extent he may decide to decrease his ownership interest in the Issuer.

Other than as described herein, the Filing Person does not have any plans that would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 27922X105	13D	Page 4 of 5 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)

The Filing Person is the beneficial owner of 89,362,499 shares of the Issuer’s Common Stock, including 4,921,472 shares of common stock held in the name of William O. Brisben personally, and the following securities held by Brisben Water Solutions, LLC of which William O. Brisben is manager: 59,762,499 warrants and 29,600,000 shares of common stock issuable upon conversion of principal under convertible promissory notes of the issuer. Excludes additional shares issuable upon conversion of accrued interest. In aggregate, the securities described above represent 36.9% of the Issuer’s outstanding common stock, based on 166,103,677 shares reported as outstanding as of May 20, 2016 in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 23, 2016.

(b)

The Filing Person has sole voting and dispositive power over 4,921,472 shares of the Issuer’s Common Stock and shared voting and dispositive power over 89,362,499 shares of the Issuer’s Common Stock as described above.

(c)	During the past 60 days prior to the date hereof, the following transactions occurred:

On May 4, 2016, the Issuer and the Filing Person entered into a loan arrangement pursuant to which the Filing Person loaned the Issuer $429,000 in exchange for a 10% secured convertible promissory note convertible into shares of common stock of the Issuer at $0.115 per share.  The loan matures December 15, 2016. As further consideration for the loan, the Issuer also issued the Filing Person 13,547,826 five-year warrants to purchase shares of the Issuer’s common stock, exercisable at $0.115 per share. The Filing Person also agreed to extend the maturity of prior loans to the Issuer totaling $2,475,000 in principal to December 15, 2016. In connection with the foregoing, the Issuer issued the Filing Person an Amended and Restated Note combining the principal amounts of all the Filing Person’s outstanding loans to the Issuer.

On June 3, 2016, the Issuer and the Filing Person entered into a loan arrangement pursuant to which the Filing Person loaned the Issuer an additional $500,000 in exchange for a 10% secured convertible promissory note convertible into shares of common stock of the Issuer at $0.115 per share.  The loan matures December 15, 2017. As further consideration for the loan, the Issuer also issued the Filing Person 8,695,652 five-year warrants to purchase shares of the Issuer’s common stock, exercisable at $0.115 per share. The Filing Person also agreed to extend the maturity of prior loans to the Issuer totaling $2,904,000 in principal to December 15, 2017. Additionally, the Issuer reduced the exercise price of 51,066,847 warrants held by the Filing Person from $0.115 to $0.045 per share and extended the expiration date of the warrants to June 3, 2021. In connection with the foregoing, the Issuer issued the Filing Person an Amended and Restated Note combining the principal amounts of all the Filing Person’s outstanding loans to the Issuer. The Issuer also issued the Filing Person two Amended and Restated Warrants combining all of the Filing Person’s outstanding warrants.

(d)

To the best knowledge of the Filing Person, no person, other than the Filing Person, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Person.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, to the knowledge of the Filing Person, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

CUSIP No. 27922X105	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2016	By:	/s/ William O. Brisben
William O. Brisben, Individually
and as Manager, Brisben Water Solutions, LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.